                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                              ___________________


                                AMENDMENT NO. 2
                                      TO

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              ___________________

                      CROWN CENTRAL PETROLEUM CORPORATION
                              (Name of the Issuer)

                      CROWN CENTRAL PETROLEUM CORPORATION
                                 ROSEMORE, INC.
                            ROSEMORE HOLDINGS, INC.
                        ROSEMORE ACQUISITION CORPORATION


                            HENRY A. ROSENBERG, JR.

                       (Name of Persons Filing Statement)
                CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $5.00 PER SHARE
                         (Title of Class of Securities)

                                  228219-10-1
                                  228219-30-9
                     (CUSIP Number of Class of Securities)


               THOMAS L. OWSLEY              EDWARD L. ROSENBERG
            CROWN CENTRAL PETROLEUM              ROSEMORE, INC.
                 CORPORATION               ONE NORTH CHARLES STREET
           ONE NORTH CHARLES STREET               SUITE 2300
           BALTIMORE, MARYLAND 21201       BALTIMORE, MARYLAND 21201
                (410) 539-7400                  (410) 347-7080

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

                                   COPIES TO:

                DAVID H. PANKEY               JOHN A. MARZULLI, JR.
            MCGUIRE, WOODS, BATTLE             SHEARMAN & STERLING
                & BOOTHE LLP                  599 LEXINGTON AVENUE
             WASHINGTON SQUARE              NEW YORK, NEW YORK  10022
         1050 CONNECTICUT AVENUE, N.W.           (212) 848-4000
            WASHINGTON, D.C.  20036
                (202) 857-1716
                              ___________________

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Exchange Act of 1934.
     c.  [ ]  A tender offer.
     d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in box (a) are preliminary copies. [X]

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*:                         AMOUNT OF FILING FEE:
--------------------------------------------------------------------------------
          $67,574,459                                    $13,514.89
--------------------------------------------------------------------------------


* For purposes of calculating the filing fee only. This calculation assumes the purchase of 7,113,101 shares (representing 2,450,868 and 4,662,233 shares of Class A and Class B common stock, respectively) at $9.50 per share in cash. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $13,514.89
     Form of Registration No.:  Schedule 14A Proxy Statement
     Filing Party:  CROWN CENTRAL PETROLEUM CORPORATION
     Date Filed:  May 15, 2000

                                  INTRODUCTION

     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3, as so amended, is being jointly filed with the Securities and Exchange Commission by Crown Central Petroleum Corporation ("Crown"), Rosemore, Inc. ("Rosemore"), Rosemore Holdings, Inc. ("Holdings") and Rosemore Acquisition Corporation ("RAC"), all of which are Maryland corporations, and Mr. Henry A. Rosenberg, Jr. This Amendment No. 2 to Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 7, 2000 (the "Merger Agreement"), among Crown, Rosemore and RAC pursuant to which RAC will be merged with and into Crown, with Crown being the surviving corporation. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each outstanding share of Crown common stock, other than shares held by Rosemore through its wholly owned subsidiary, Holdings, will be converted into the right to receive $9.50 in cash.


     The terms and conditions of the Merger Agreement are described in the revised Preliminary Proxy Statement (the "Proxy Statement") of Crown being filed with the Securities and Exchange Commission concurrently with the filing of this Amendment No. 2 to Transaction Statement. A copy of the Proxy Statement is filed with this Amendment No. 2 to Transaction Statement as Exhibit (a)(4), and a copy of the Merger Agreement is attached as Exhibit A to the Proxy Statement.


     The cross reference sheet below is supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required in response to the items of this Amendment No. 2 to Transaction Statement.



     The information contained in this Amendment No. 2 to Transaction Statement concerning Crown was supplied by Crown. Rosemore, Holdings, RAC and Mr. Henry A. Rosenberg, Jr. take no responsibility for the accuracy of such information. The information contained in this Amendment No. 2 to Transaction Statement concerning Rosemore, Holdings and RAC was supplied by Rosemore, Holdings and RAC. Crown and Mr. Henry A. Rosenberg, Jr. take no responsibility for the accuracy of such information. The information contained in this Amendment No. 2 to Transaction Statement concerning Mr. Henry A. Rosenberg, Jr. was supplied by Mr. Henry A. Rosenberg, Jr. Crown, Rosemore, Holdings and RAC take no responsibility for the accuracy of such information.

ITEM 1.     SUMMARY TERM SHEET


            The information set forth under the caption "SUMMARY TERM SHEET" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


ITEM 2.     SUBJECT COMPANY INFORMATION

     (a) NAME AND ADDRESS. The information set forth under the caption "SUMMARY - The Parties to the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (b) SECURITIES. The information set forth under the caption "SUMMARY - Record Date; Stock Entitled to Vote" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (c) TRADING MARKET AND PRICE. The information set forth under the caption "MARKET PRICE AND DIVIDEND INFORMATION - Common Stock Market Prices" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (d) DIVIDENDS. The information set forth under the caption "MARKET PRICE AND DIVIDEND INFORMATION - Dividend Policy" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (e)    PRIOR PUBLIC OFFERINGS.  Not applicable.


     (f) PRIOR STOCK PURCHASES. The information set forth under the captions "SPECIAL FACTORS - Ownership of Rosemore" and "SECURITY OWNERSHIP
            OF FIVE PERCENT BENEFICIAL OWNERS AND MANAGEMENT - Directors and Officers" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

     (a) NAME AND ADDRESS. This Amendment No. 2 to Transaction Statement is being filed jointly by Crown (which is the issuer of the classes of equity securities that are the subject of the Rule 13e-3 transaction), Rosemore, Holdings, RAC and Mr. Henry A. Rosenberg, Jr.


            The information set forth under the caption "SUMMARY - The Parties to the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference. See also subsection (c) to this Item 3 below.


     (b) BUSINESS AND BACKGROUND OF ENTITIES. The information set forth under the caption "SUMMARY - The Parties to the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


            None of Crown, Rosemore, Holdings, RAC or Mr. Henry A. Rosenberg, Jr. was, during the last five years: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
            (b) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c)    BUSINESS AND BACKGROUND OF NATURAL PERSONS.

            CROWN

            The information set forth under the caption "Item 10 - Directors and Executive Officers of the Registrant" in Crown's Annual Report for the Fiscal Year ended December 31, 1999 on Form 10-K is incorporated into this Amendment No. 2 to Transaction Statement by reference.

            The business address of Mr. Africk and Mr. Dacey is Evolution Partners, LLC, 1200 North Federal Highway, Suite 211, Boca Raton, Florida 33432. The business address of Mr. Bunting is Bunting Management Group, 9690 Deerco Road, Suite 700, Timonium, Maryland 21093. The business address of Mr. Jews is CareFirst BlueCross BlueShield, 10455 Mill Run Circle, Owings Mills, Maryland 21117. The business address of Father Ridley is Loyola College of Maryland, 4501 North Charles Street, Baltimore, Maryland 21210. Unless otherwise noted below, the business address of the executive officers of Crown is Crown Central Petroleum Corporation, One North Charles Street, Baltimore, Maryland 21201. The business address of Mr. Evans is Crown Central Petroleum Corporation, 8201 Park Central Drive, Richmond, Virginia 23227. The business address of Mr. Marple and Mr. Wolters is Crown Central Petroleum Corporation, 4747 Bellaire Blvd., Bellaire, Texas 77401. The business address of Mr. Trembly is Crown Central Petroleum Corporation, 111 Red Bluff Road, Pasadena, Texas 77506.

            None of the directors or officers of Crown was, during the last five years: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

            All directors and officers of Crown, including Mr. Henry A. Rosenberg, Jr., are citizens of the United States of America.

            ROSEMORE - DIRECTORS

            Lisa J. Bertelsen, Director and Vice President of Rosemore since January 1999. The business address of Lisa J. Bertelsen is Rosemore, Inc., One North Charles Street, Suite 2300, Baltimore, Maryland 21201.

            Jeffrey A. Hoffberger, Director and Vice President of Rosemore since January 1999; Director of Holdings since July 1999; self-employed professional audio engineer since 1988. The business address of Mr. Hoffberger is Music Management Services LLC, 111 South Delancey Place, Atlantic City, New Jersey 08401.

            Judith R. Hoffberger, Director of Rosemore since January 1999; homemaker.

            Ruth R. Marder, Director of Rosemore and Holdings since January 1999; homemaker.

            William E. Mayer, Director of Rosemore since January 1999; founding partner of Development Capital LLC, which invests in private and public companies. Mr. Mayer serves as a Director of Johns Manville Corporation since April 1996; Director of Lee Enterprises since November 1998; Director of Systech Retail Systems, Inc. since March 2000; Trustee of Colonial Group of Mutual Funds since April 1992; Director of Hambrecht & Quist Group from April 1992 to December 1999; and Dean of the College of Business and Management at the University of Maryland from September 1992 to December 1996. The business address of Mr. Mayer is Development Capital LLC, 500 Park Avenue, Suite 510, New York, New York 10020.

            Donald Mering, Director of Rosemore since January 1999, and a partner at the law firm of Ober, Kaler, Grimes & Shriver, a professional corporation, since 1994. The business address of Mr. Mering is Ober, Kaler, Grimes & Shriver, 120 East Baltimore St., Baltimore, MD 21201.

            Clive R. G. O'Grady, Director of Rosemore and Holdings since January 1999; Secretary of Rosemore since January 1999. Director of Attransco, Inc., since May 1996 and partner at the law firm of McGuire, Woods, Battle & Boothe LLP since 1991. The business address of Mr. O'Grady is McGuire, Woods, Battle & Boothe LLP, 1750 Tysons Boulevard, Suite 1800, McLean, Virginia 22102.

            Edward L. Rosenberg, Director, President and Chief Executive Officer of Rosemore since January 1999; Director and President of Holdings; Director, President and Chief Executive Officer of Rosemore Aviation, Inc.; Director and President of Rosemore Calvert, Inc.; Director and Chairman of Tema Oil & Gas Company and Director and Chairman of Gateway Gathering and Marketing Company since January 1999. Director, President and Chief Executive Officer of RAC.
            Prior to joining Rosemore, Mr. Rosenberg was the Executive Vice President-Supply & Transportation of Crown since February 1998; Senior Vice President-Supply & Transportation of Crown from May 1996 to January 1998; and Senior Vice President-Administration, Corporate Development and Long Range Planning of Crown from April 1995 to May 1996. The business address of Mr. Rosenberg is Rosemore, Inc., One North Charles Street, Suite 2300, Baltimore, Maryland 21201.

            Henry A. Rosenberg, Jr., Director and Chairman of the Rosemore Board since January 1999; Director of Holdings, Rosemore Calvert, Inc., Tema Oil and Gas Company and Gateway Gathering and Marketing Company since January 1999. In addition, Mr. Rosenberg is Chairman of the Crown Board and President and Chief Executive Officer of Crown.

            ROSEMORE - EXECUTIVE OFFICERS

            Edward L. Rosenberg - see under the caption "ROSEMORE - DIRECTORS" above.

            Kenneth H. Trout, Executive Vice President of Rosemore since January 1999; Director and Executive Vice President of Holdings since January 1999; Director of Rosemore Calvert, Inc., Tema Oil and Gas Company and Gateway Gathering and Marketing Company since January 1999; Director and Executive Vice President of Rosemore Aviation and Executive Vice President of RAC; Director of Bay National Corporation since September 1999; Director of Bay National Bank since April 2000; Director of KCI Technologies, Inc. since January 1999; Chairman of the Board of The National Aquarium in Baltimore and Director of National Aquarium in Baltimore and Director of National Aquarium in Baltimore Foundation since May 1999; Director of the Maryland Business Roundtable for Education since 1994; and Vice Chairman of The College of Notre Dame of Maryland since 1998. Prior to joining Rosemore, Mr. Trout was the Senior Executive Vice President of Signet Banking Corporation where he had been employed since July 1970. The business address of Mr. Trout is Rosemore, Inc., One North Charles Street, Suite 2300, Baltimore, Maryland 21201.

            Henry A. Rosenberg, Jr. - see under the caption "ROSEMORE - DIRECTORS" above.

            Barry L. Miller, Senior Vice President, Treasurer and Chief Financial Officer of Rosemore since January 1999. In addition,
            Mr. Miller is the Director and Treasurer of Holdings; Director, Senior Vice President, Treasurer and Chief Financial Officer of Rosemore Aviation, Inc.; Treasurer of Rosemore Calvert, Inc., Tema Oil and Gas Company and Gateway Gathering and Marketing Company; and Senior Vice President, Treasurer and Chief Financial Officer of RAC. Prior to the reorganization of American Trading and Production Corporation, Mr. Miller was employed by American Trading as
            Vice President - Taxation. The business address of Mr. Miller is Rosemore, Inc., One North Charles Street, Suite 2300, Baltimore, Maryland 21201.

            Tommie E. Yates, Senior Vice President of Rosemore; Director and President of Tema Oil and Gas Company; and Director and President of Gateway Gathering and Marketing Company since 1999. The business address of Mr. Yates is Tema Oil and Gas Company, 16430 Park Ten Place, Suite 500, Houston, Texas 77084.

            Lisa J. Bertelsen - see under the caption "ROSEMORE-DIRECTORS"
                                above.

            Jeffrey A. Hoffberger - see under the caption "ROSEMORE-DIRECTORS"
                                    above.

            Clive R. G. O'Grady - see under the caption "ROSEMORE-DIRECTORS"
                                  above.


            HOLDINGS - DIRECTORS

            Ruth R. Marder - see under the caption "ROSEMORE-DIRECTORS" above.

            Barry L. Miller - see under the caption "ROSEMORE-EXECUTIVE
                              OFFICERS" above.

            Clive R. G. O'Grady - see under the caption "ROSEMORE-DIRECTORS"
                                  above.

            Edward L. Rosenberg - see under the caption "ROSEMORE-DIRECTORS"
                                  above.

            Henry A. Rosenberg, Jr. - see under the caption "ROSEMORE-DIRECTORS"
                                      above.

            Kenneth H. Trout - see under the caption "ROSEMORE-EXECUTIVE
                               OFFICERS" above.


            HOLDINGS - OFFICERS

            Edward L. Rosenberg - see under the caption "ROSEMORE-DIRECTORS"
                                  above.

            Kenneth H. Trout - see under the caption "ROSEMORE-EXECUTIVE
                               OFFICERS" above.

            Barry L. Miller - see under the caption "ROSEMORE-EXECUTIVE
                              OFFICERS" above.


            RAC - SOLE DIRECTOR

            Edward L. Rosenberg - see under the caption "ROSEMORE-DIRECTORS"
                                  above.


            RAC - EXECUTIVE OFFICERS

            Edward L. Rosenberg - see under the caption "ROSEMORE-DIRECTORS"
                                  above.

            Kenneth H. Trout - see under the caption "ROSEMORE-EXECUTIVE
                               OFFICERS" above.

            Barry L. Miller - see under the caption "ROSEMORE-EXECUTIVE
                              OFFICERS" above.


            None of the directors or officers of Rosemore, Holdings and RAC was, during the last five years: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
            (b) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

            All directors and executive officers of Rosemore, Holdings and RAC are citizens of the United States of America.

            HENRY A. ROSENBERG, JR.

            Henry A. Rosenberg, Jr. - see under the caption "ROSEMORE-DIRECTORS" above.


ITEM 4.     TERMS OF THE TRANSACTION

     (a) MATERIAL TERMS. The information set forth under the captions "SUMMARY - The Merger," "THE MERGER - Merger Consideration," "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger," "SPECIAL FACTORS - Rosemore's Purposes and Reasons for the Merger," "THE SPECIAL MEETING - Required Vote," "THE MERGER - Accounting Treatment" and "SPECIAL FACTORS

            - Federal Income Tax Consequences" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (c)    DIFFERENT TERMS.  Not applicable.

     (d) APPRAISAL RIGHTS. The information set forth under the caption "THE MERGER - No Appraisal Rights" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (e)    PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.  None.

     (f)    ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.


ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) TRANSACTIONS. The information set forth under the caption "RELATED PARTY TRANSACTIONS" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (b) SIGNIFICANT CORPORATE EVENTS. The information set forth under the caption "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (c) NEGOTIATIONS OR CONTACTS. The information set forth under the caption "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth under the captions "THE MERGER AGREEMENT" and "SHAREHOLDER RIGHTS PLAN" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (b) USE OF SECURITIES ACQUIRED. The information set forth under the captions "SPECIAL FACTORS - Effects of the Merger" and "THE MERGER - Delisting and Deregistration of Crown Common Stock after the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (c) PLANS. The information set forth under the captions "SPECIAL FACTORS - Rosemore's Plans for Crown after the Merger" and "THE MERGER - Delisting and Deregistration of Crown Common Stock after the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     (a) PURPOSES. The information set forth under the captions "SPECIAL FACTORS - Crown's Purposes of the Merger", "SPECIAL FACTORS - Rosemore's Purposes and Reasons for the Merger" and "SPECIAL FACTORS - Henry A. Rosenberg, Jr.'s Reasons for the Merger and Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (b) ALTERNATIVES. The information set forth under the captions "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger", "SPECIAL FACTORS - Rosemore's Purposes and Reasons for the Merger" and "SPECIAL FACTORS - Henry A. Rosenberg, Jr.'s Reasons for the Merger and Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (c) REASONS. The information set forth under the captions "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Crown's Purposes of the Merger," "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger", "SPECIAL FACTORS -Rosemore's Purposes and Reasons for the Merger" and "SPECIAL FACTORS - Henry A. Rosenberg, Jr.'s Reasons for the Merger and Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (d) EFFECTS. The information set forth under the captions "SPECIAL FACTORS - Effects of the Merger," "SPECIAL FACTORS - Federal Income Tax Consequences" and "THE MERGER - Delisting and Deregistration of Crown Common Stock after the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


ITEM 8.     FAIRNESS OF THE TRANSACTION

     (a) FAIRNESS. The information set forth under the captions "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger", "SPECIAL FACTORS - Rosemore's Statement as to the Fairness of the Merger" and "SPECIAL FACTORS - Henry A. Rosenberg, Jr.'s Reasons for the Merger and Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth under the captions "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger", "SPECIAL FACTORS - Rosemore's Statement as to the Fairness of the Merger" and "SPECIAL FACTORS - Henry A. Rosenberg, Jr.'s Reasons for the Merger and Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (c) APPROVAL OF SECURITY HOLDERS. The information set forth under the captions "THE SPECIAL MEETING - Required Vote", "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (d) UNAFFILIATED REPRESENTATIVE. The information set forth under the captions "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


     (e) APPROVAL OF DIRECTORS. The information set forth under the caption "SPECIAL FACTORS - Background of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (f) OTHER OFFERS. The information set forth under the captions "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     (a) REPORT, OPINION OR APPRAISAL. The information set forth under the captions "SPECIAL FACTORS - Opinion of Credit Suisse First Boston" and "SPECIAL FACTORS - Financial Report Prepared by Aegis Muse" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth under the captions "SPECIAL FACTORS - Opinion of Credit Suisse First Boston" and "SPECIAL FACTORS - Financial Report Prepared by Aegis Muse" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (c) AVAILABILITY OF DOCUMENTS. The information set forth under the caption "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


ITEM 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (a) SOURCE OF FUNDS. The information set forth under the caption "THE MERGER - Merger Financing; Expenses of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (b)    CONDITIONS.  None.

     (c) EXPENSES. The information set forth under the caption "THE MERGER - Merger Financing; Expenses of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (d)(1) BORROWED FUNDS. The information set forth under the caption "THE MERGER - Merger Financing; Expenses of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (d)(2) None.

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) SECURITIES OWNERSHIP. The information set forth under the caption "SECURITY OWNERSHIP OF FIVE PERCENT BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (b) SECURITIES TRANSACTIONS. The information set forth under the caption "SECURITY OWNERSHIP OF FIVE PERCENT BENEFICIAL OWNERS AND
            MANAGEMENT - Directors and Officers" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction
            Statement by reference.


ITEM 12.    THE SOLICITATION OR RECOMMENDATION

     (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth under the captions "THE SPECIAL MEETING - Required Vote", "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Crown's Purposes of the Merger," "SPECIAL
            FACTORS - Recommendation of Crown's Board of Directors," "SPECIAL FACTORS - Crown's Reasons for the Merger and Statement as to the Fairness of the Merger," "SPECIAL FACTORS - Rosemore's Purposes and Reasons for the Merger," and "SPECIAL FACTORS - Rosemore's Statement as to the Fairness of the Merger" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (e) RECOMMENDATIONS OF OTHERS. The information set forth under the caption "SPECIAL FACTORS - Recommendation of Crown's Board of Directors" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.


ITEM 13.    FINANCIAL STATEMENTS

     (a) FINANCIAL INFORMATION. The information set forth under the captions "SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CROWN" in the Proxy Statement, "ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY
            DATA" in Crown's Annual Report for the Fiscal Year ended December 31, 1999 on Form 10-K and "Item 1 - FINANCIAL STATEMENTS" in Crown's Quarterly Report for the Quarter ended March 31, 2000 on Form 10-Q is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (b)    PRO FORMA INFORMATION.  Not applicable.


ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth under the caption "THE SPECIAL MEETING - Solicitation of Proxies" in the Proxy Statement is incorporated into this Amendment No. 2 to Transaction Statement by reference.

     (b)    EMPLOYEES AND CORPORATE ASSETS.  Not applicable.


ITEM 15.    ADDITIONAL INFORMATION

     (b)    None.

ITEM 16.        EXHIBITS

      (a)(1) Revised Preliminary copy of Letter to Stockholders from the Chairman of the Crown Board, incorporated by reference to
                Schedule 14A filed by Crown with the Securities and Exchange Commission on July 11, 2000

      (a)(2) Revised Preliminary copy of Letter to Stockholders from the Chairman of the Crown Independent Committee, incorporated by reference to Schedule 14A filed by Crown with the Securities and Exchange Commission on July 11, 2000

      (a)(3) Revised Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Crown with the Securities and Exchange Commission on July 11, 2000

      (a)(4) Revised Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Crown with the Securities and Exchange Commission on July 11, 2000

      (a)(5) Revised Form of Proxy, incorporated by reference to an Appendix to Schedule 14A filed by Crown with the Securities and Exchange Commission on July 11, 2000

      (a)(6)* Annual Report of Crown for the Fiscal Year ended December 31, 1999, incorporated by reference to Form 10-K/A filed with the Securities and Exchange Commission on April 20, 2000

      (a)(7)* Quarterly Report of Crown for the Quarter ended March 31, 2000, incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on May 11, 2000

      (b)(1)* Commitment Letter dated May 15, 2000 from First Union National Bank to Rosemore Holdings

      (c)(1)* Fairness Opinion of Credit Suisse First Boston Corporation, dated April 7, 2000

      (c)(2)* Credit Suisse First Boston Board Presentation received by the Crown Independent Committee at its meeting on April 7, 2000

      (c)(3)* Fairness Opinion of Aegis Muse Associates LLC to the Rosemore Board of Directors, dated April 7, 2000

      (c)(4)* Aegis Muse Associates LLC Board Presentation received by the Rosemore Special Committee at its meeting on March 6, 2000

      (d)(1)* Agreement and Plan of Merger, dated as of April 7, 2000, among Crown, Rosemore and RAC (incorporated herein by reference to Exhibit A to the Proxy Statement)

      (d)(2)* Rights Agreement, dated as of February 1, 2000, between Crown and First Union National Bank, as rights agent, incorporated by reference to Exhibit 1 to the Form 8-A filed on February 3, 2000 with the Securities and Exchange Commission

      (d)(3)* First Amendment to the Rights Agreement, dated as of April 10, 2000, between Crown and First Union National Bank, as rights agent, incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2000

      (f)       Not applicable

      (g)       Not applicable

      *         Previously Filed

                                   SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Transaction Statement is true, complete and correct.

                                    ROSEMORE, INC.

                                    By: /s/ Edward L. Rosenberg
                                       -------------------------------
                                    Name: Edward L. Rosenberg
                                    Title: President and
                                           Chief Executive Officer
                                    Dated: July 11, 2000


                                    ROSEMORE HOLDINGS, INC.

                                    By: /s/ Edward L. Rosenberg
                                       --------------------------------
                                    Name: Edward L. Rosenberg
                                    Title: President
                                    Dated: July 11, 2000


                                    ROSEMORE ACQUISITION CORPORATION

                                    By: /s/ Edward L. Rosenberg
                                       --------------------------------
                                    Name: Edward L. Rosenberg
                                    Title: President and
                                           Chief Executive Officer
                                    Dated: July 11, 2000



                                    CROWN CENTRAL PETROLEUM CORPORATION


                                    By: /s/ John E. Wheeler, Jr.
                                       --------------------------------
                                    Name: John E. Wheeler, Jr.
                                    Title: Executive Vice President -
                                           Chief Financial Officer
                                    Dated: July 11, 2000



                                    HENRY A. ROSENBERG, JR.

                                    /s/ Henry A. Rosenberg, Jr.
                                    --------------------------------
                                    Name: Henry A. Rosenberg, Jr.
                                    Dated: July 11, 2000